

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Mr. Robert Davis
Chief Financial Officer
Liberator Medical Holdings, Inc.
2979 SE Gran Park Way
Stuart, FL 34997

Re: Liberator Medical Holdings, Inc.
Form 10-K for the Year Ended September 30, 2010
Filed January 13, 2011
File No. 000-05663

Dear Mr. Davis:

We have reviewed your March 10, 2011 response to our February 18, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing your response to these comments, we may have additional comments.

Notes To The Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Deferred Advertising Costs, page F-8

1. Please demonstrate to us how the telephone calls you place to customers towards the end of their order supply are not a significant advertising effort as represented in your response to our previous comment two. In your response, at a minimum, please address the following:
    - Please explain to us what information you convey and collect on the call made to renew orders. Please tell us whether you solicit the sale of products other than that initially ordered under the direct-response advertising. Please provide us with the script followed by your personnel in making these calls, including all responses to customer reaction on the call.
    - Please tell us:
      o the number of employees or contractors engaged in making these telephone calls at September 30, 2010:

- o the annual cost of making these calls for fiscal 2010;
- o the number of calls made in fiscal 2010;
- o the average number of times a call must be placed before contact with a customer is made;
- o the average success rate in obtaining a renewal; and
- o whether you continue to pursue calling customers if they do not renew, and if so how many times you will continue to call and the number of such calls made in fiscal 2010.
- • Please explain to us how your telephone call to solicit order renewal is not itself a significant direct-response advertising that took place subsequent to the initial direct-response advertising being accounted for, as stipulated in ASC 340-20-25-13.

2. In your response to our previous comment two, you indicate that you believe that you have persuasive evidence that the increase in advertising spend in 2010 will have similar effects as past direct-response advertising in part because you did not expand into new products or provide new services. Please demonstrate to us how the evidence you have is persuasive and reliable to support capitalization of direct-response advertising under ASC 340-20-25-4b and 25-9. In this regard, it appears that your success rate in recent direct-response advertising pools may not be consistent with historical norms. Although you increased your direct-response advertising spend 158% from $4.2 million in fiscal 2009 to $10.8 million in fiscal 2010 and the amortization of your deferred advertising costs increased 144% from $1.9 million in fiscal 2009 to $4.6 million in fiscal 2010, revenues increased only 58% from $25.8 million in fiscal 2009 to $40.9 million in fiscal 2010 while advertising expenses as a percentage of revenues increased from 7.9% in fiscal 2009 to 11.3% in fiscal 2010. This trend appears to continue into fiscal 2011. Based on information in your December 31, 2010 Form 10-Q, it appears that the amortization of your deferred advertising costs increased 128% from $0.8 million in the first quarter of fiscal 2010 to $1.8 million in the first quarter of fiscal 2011 while revenues increased only 33% from $9.2 million in the first quarter of fiscal 2010 to $12.2 million in the first quarter of fiscal 2011 and advertising expenses as a percentage of revenues increased from 8.8% in the first quarter of fiscal 2010 to 15.6% in the first quarter of fiscal 2011. Please demonstrate to us that your success rate in recent direct-response advertising pools is consistent with your historical results.

3. In your response to the last bullet of our previous comment two you indicate that your policy creates a "rolling" four-year amortization period and that once a cost pool is amortized to an insignificant amount, the remaining unamortized cost pool is amortized on a straight-line basis. Please explain to us how you determine an amount to be insignificant. In addition, please explain to us how switching to a straight-line amortization complies with the guidance in ASC 340-20-35-3 to amortize the cost pool using the ratio that current period revenues for the direct-response advertising cost pool bear to the total of current and estimated future period revenues for that direct-response advertising cost pool.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Gus Rodriguez
Accounting Branch Chief